17 July 2007

The Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

pSivida Limited (pSivida) - Notice Under Section 708A of the Corporations Act 2001 (Cth) (Act)

As previously announced to the Australian Stock Exchange Limited (ASX), pSivida has issued 52,000,000 fully paid ordinary shares (Shares), issued as 5,200,000 American Depositary Shares by way of private placement, issued on 13 July 2007.

The Shares have been issued without disclosure under Part 6D.2 of the Act, and pSivida gives this notice under section 708A(5)(e) of the Act.

pSivida confirms in relation to the issue of the Shares that, as at the date of this notice:

(a)	pSivida has complied with the provisions of Chapter 2M of the Act as they apply to pSivida;

(b)	pSivida has complied with section 674 of the Act; and

(c)	there is no excluded information within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours faithfully

Aaron Finlay
Company Secretary